AMENDMENT

04016177

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 9 2004
DIVISION OF MARKET REGULATION

AM 3-22-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8-66005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Dr., Suite E
(No. and Street)

De Pere, WI 54115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Schueler 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith J. Brunette, CPA 920-592-0400
(Name – *if individual, state last, first, middle name*)

926 Willard Drive, Suite 124 Green Bay, WI 54304
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth R. Schueler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Dianne M. Brown

Notary Public BROWN CO, WI
comm. exp 7/22/07

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Keith J. Brunette, CPA
926 Willard Drive, Suite 124
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 496-0750

March 2, 2004

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

Attached is a corrected page "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

Sincerely,

Keith Brunette CPA

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

NET CAPITAL	
Total Stockholders' Equity	$131,680
Deduct Stockholders' Equity Not allowed for Net Capital	0
Total Stockholders' Equity Qualified for net Capital	131,680
Deductions and/or Charges:	
Nonallowable Assets:	
Petty Cash	48
Office Furniture	22,502
Aged Receivables - over 30 days	46
Receivables From Non-Customers	35,039
Other	4,392
	62,027
NET CAPITAL	$69,653
AGGREGATE INDEBTEDNESS:	
(Items included on Balance Sheet)	
Accounts Payable	135
Accrued Employer Taxes	3,146
TOTAL AGGREGATE INDEBTEDNESS	$3,281
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Requirement:	
(based on aggregate indebtedness)	410
Minimum Dollar Requirement	25,000
Excess Net Capital	$44,653
Excess net Capital at 1000%	$69,324
Ratio: Aggregate Indebtedness to Net Capital	4.7%